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SECURI[illegible] [illegible]ION

17009787

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
416

SEC FILE NUMBER
8-39012

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BGC FINANCIAL, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Seaport Plaza, 19th Floor
(No. and Street)

New York (City) New York (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bisgay 212-294-7849
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square (Address) New York (City) New York (State) 10036-6530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC1410 (06-02)*

AFFIRMATION

I, Steven Bisgay, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to BGC Financial, L.P. (the "Partnership"), as of December 31, 2016, is true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Chief Financial Officer

Kimberley Boston
Notary Public

Kimberley Y. Boston
Notary Public, State of New York
No. 01BO6345938
Qualified in New York County
Commission Expires August 1, 2020

☑ Facing Page
☑ Report of Independent Registered Public Accounting Firm.
☑ Consolidated Statement of Financial Condition.
☐ Consolidated Statement of Operations.
☐ Consolidated Statement of Cash Flows.
☐ Consolidated Statement of Changes in Partners' Capital.
☐ Consolidated Statement of Changes in Subordinated Borrowings.
☑ Notes to Consolidated Statement of Financial Condition.
☐ Computation of Net Capital Pursuant to Rule 15c3-1.
☐ Computation for Determination of Reserve Requirements Pursuant Rule 15c3-3
☐ Computation for Determination of PAB Reserve Requirements for Brokers and Dealers Pursuant Rule 15c3-3
☐ Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ Computation of CFTC Minimum Net Capital Requirement
☐ Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
☐ Schedule of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts
☐ Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts Under 4D(F) of the Commodity Exchange Act
☐ Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7
☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☑ An Oath or Affirmation.
☐ A copy of the SIPC Supplemental Report.
☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ Reconciliation of Amounts in Consolidated Financial Statements to amounts of Form X-17A-5
☐ Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts
☐ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
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Report of Independent Registered Public Accounting Firm

The Partners of BGC Financial, L.P.:

We have audited the accompanying consolidated statement of financial condition of BGC Financial, L.P. (the "Partnership") as of December 31, 2016. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of BGC Financial, L.P. at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February, 28, 2017

BGC Financial, L.P.

Consolidated Statement of Financial Condition

December 31, 2016
(In Thousands)

Assets	
Cash and cash equivalents	$ 61,289
Cash segregated under federal and other regulations	4,054
Receivables from broker-dealers, clearing organizations, customers and related broker-dealers	162,465
Receivables from related parties	69,922
Accrued commissions receivable, net	28,565
Goodwill	1,821
Fixed assets, net	1,770
Loans from employees, net	249
Other assets	7,877
Total assets	$ 338,012
Liabilities and Partners' Capital	
Accrued compensation	$ 16,250
Payables to broker-dealers, clearing organizations, customers and related broker-dealers	140,963
Payables to related parties	6,277
Accounts payable and accrued liabilities	7,328
Total liabilities	170,818
Commitments and contingencies (Note 5)	
Partners' capital:	
Limited partner	165,521
General partner	1,673
Total partners' capital	167,194
Total liabilities and partners' capital	$ 338,012

See notes to the consolidated statement of financial condition

BGC Financial, L.P.

Notes to Consolidated Statement of Financial Condition

December 31, 2016
(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – BGC Financial, L.P. ("BGCF") is a U.S. registered broker-dealer with the Securities Exchange Commission ("SEC") and a futures commission merchant registered with the Commodity Futures Trading Commission ("CFTC"), with operations in New York and is organized under the laws of the state of New York. BGC Shoken Kaisha, Ltd ("Shoken") is a wholly owned subsidiary of BGCF, a registered broker dealer with operations in Tokyo, and is organized under the laws of the state of Delaware. The consolidated statement of financial condition includes BGCF and its wholly owned subsidiary Shoken (collectively the "Partnership"). All significant intercompany balances and transactions have been eliminated. The Partnership is owned by BGC Brokers US, L.P. (99%), a limited partner and BGCF Holdings LLC (1%), a general partner, both of which are indirectly owned subsidiaries of BGC Partners, Inc. (collectively with their subsidiaries "BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. (collectively with its affiliates "Cantor"). The Partnership is engaged in the inter-dealer brokering of various fixed income securities, repurchase agreements, credit derivatives, mortgage backed securities, equities and asset backed swaps.

Basis of Presentation – The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the consolidated statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this consolidated statement of financial condition.

Revenue Recognition – The Partnership derives its revenues primarily through commissions from brokerage services and the spread between the buy and sell price on matched principal transactions.

Principal Transactions, net – Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security. Principal transaction revenues and related expenses are recognized on a trade date basis. Principal transaction revenues are presented net of related transaction costs.

1. General and Summary of Significant Accounting Policies (continued)

Commissions – Commissions are derived from agency brokerage transactions, whereby the Partnership connects buyers and sellers in the over-the-counter ("OTC") and exchange markets and assists in the negotiation of the price and other material terms of transactions. Commission revenues and expenses are recognized on a trade date basis.

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Cash Segregated Under Federal and Other Regulations – Cash segregated under federal and other regulations are segregated for the protection of customers and for the proprietary accounts of brokers and dealers under the Commodity Exchange Act and Securities Exchange Act of 1934.

Receivables from and Payables to Broker-Dealers, Clearing Organizations, Customers and Related Broker-Dealers – Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers represent principal transactions which have not yet settled. Also included in Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers is cash deposited with various clearing organizations to conduct ongoing clearance activities. Also included is cash due to clearing brokers and cash receivables from clearing brokers.

Accrued Commissions Receivable, Net – Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, foreign exchange and derivative agency transactions. Accrued commissions receivable are presented net of allowance for doubtful accounts. The allowance is based on management's estimate and is reviewed periodically based on the facts and circumstances of each outstanding receivable. There was no allowance for doubtful accounts as of December 31, 2016.

Fixed Assets, Net – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter. In accordance with Financial Accounting Standards Board ("FASB") guidance, the Partnership capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over an estimated useful life of three years on a straight-line basis.

1. General and Summary of Significant Accounting Policies (continued)

The Partnership has asset retirement obligations related to certain of its leasehold improvements, which it accounts for using the guidance from FASB, *Accounting for Asset Retirement Obligations*, which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. The liability of the Partnership's asset retirement obligation is $196 at December 31, 2016, which approximates fair value and is included in Accounts payable and accrued liabilities in the Partnership's consolidated statement of financial condition.

Goodwill – Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. As prescribed in FASB guidance on *Goodwill and Other Intangible Assets*, goodwill is not amortized, but instead is periodically tested for impairment. The Partnership reviews goodwill at least annually for impairment. An impairment loss is triggered if the estimated fair value of a reporting unit is less than its estimated net book value. Such loss is calculated as the difference between the estimated fair value of goodwill and its carrying value. There was no goodwill impairment or other changes in goodwill for the year ended December 31, 2016.

Income Taxes – Income taxes are accounted for under FASB guidance *Accounting for Income Taxes* using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated statement of financial condition amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

FASB guidance, *Accounting for Uncertainty in Income Taxes,* clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is

1. General and Summary of Significant Accounting Policies (continued)

required to meet before being recognized in the Partnership's consolidated statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

BGCF is treated as a disregarded entity for U.S. tax purposes, as it is ultimately controlled by BGC Partners, LP, ("BGCP") which is owned indirectly by BGC. BGCP, which is taxed as a U.S. partnership, files federal, state and local partnership returns and is subject to the Unincorporated Business Tax ("UBT") in New York City for which it records an income tax provision. Pursuant to a tax-sharing policy, BGCP arranges for the payment of New York City UBT on behalf of its wholly owned and controlled entities. The Partnership reimburses payment or receives a credit for future earnings from BGCP based upon its proportionate share of BGCP's UBT liabilities. Shoken is responsible for federal and state taxes, along with other local Japanese taxes.

Loans from Employees, net – The Partnership has entered into various agreements with certain of its employees and partners whereby these individuals receive loans which may be either wholly or in part repaid from the distribution earnings that the individual receives on some or all of their REUs and PSUs or may be forgiven over a period of time. The forgivable portion of these loans is recognized as compensation expense over the life of the loan. From time to time, the Partnership may also enter into agreements with employees and partners to grant bonus and salary advances or other types of loans. These advances and loans are repayable in the timeframes outlined in the underlying agreements. The Partnership reviews the loan balances each reporting period for collectability. If the Partnership determines that the collectability of a portion of the loan balances is not expected, the Partnership recognizes a reserve against the loan balances.

Recent Accounting Pronouncements - In August 2014, the FASB issued ASU No. 2014-15, *Presentation of Financial Statements - Going Concern*, which relates to disclosure of uncertainties about an entity's ability to continue as a going concern. This ASU provides additional guidance on management's responsibility to evaluate the condition of an entity and the required disclosures based on this assessment. The amendments in this update were effective for the year ending after December 15, 2016. The adoption of this FASB guidance did not have a material impact on the Partnership's consolidated statement of financial condition.

(In Thousands)

2. Receivables from and Payables to Broker-Dealers, Clearing Organizations, Customers and Related Broker-Dealers

At December 31, 2016, Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers include:

	Receivables	Payables
Contract values of fails to deliver/receive	$ 69,851	$ 65,673
Customers	64,762	31,068
Clearing brokers and clearing organizations	25,274	7,521
Pending trades, net	–	30,625
Other receivables/payables from broker-dealers and related broker-dealers	2,578	6,076
	$ 162,465	$ 140,963

Receivables from and Payables to customers primarily represent open fails to deliver and fails to receive transactions, respectively. Substantially all open fails to deliver and fails to receive transactions as of December 31, 2016 have subsequently settled at the contracted amounts.

3. Fixed Assets, Net

Fixed assets, net consisted of the following:

	December 31, 2016
Leasehold improvements and other fixed assets	$ 4,176
Computer and communications equipment	2,267
Software, including software development costs	239
	6,682
Less: accumulated depreciation and amortization	4,912
Fixed assets, net	$ 1,770

The net book value of capitalized computer software amounted to $49 at December 31, 2016.

(In Thousands)

4. Goodwill

As of the year ended December 31, 2016, there was no goodwill impairment or other changes in goodwill. Goodwill is not amortized and is reviewed annually for impairment or more frequently if impairment indicators arise, in accordance with FASB guidance on *Goodwill and Other Intangible Assets*. The Partnership completed its annual goodwill impairment testing during the fourth quarter of 2016, which did not result in any goodwill impairment or indicators of impairment.

5. Commitments, Contingencies and Guarantees

Leases – The Partnership is obligated for minimum rental payments under various non-cancellable leases, principally for office space, expiring at various dates through 2020. As of December 31, 2016, the minimum lease payments under these arrangements are as follows:

	Minimum Lease Payments
Years Ending December 31,	
2017	1,243
2018	1,202
2019	543
2020	26
Total	$ 3,014

Certain of these leases contain escalation clauses that require payment of additional rent to the extent of increases in operating and other costs. The amounts in the above table do not include amounts related to such escalation clauses or expiring leases that have not yet been renewed as of December 31, 2016.

Guarantees – The Partnership is a member of various securities clearinghouses. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and

5. Commitments, Contingencies and Guarantees (continued)

securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the Partnership's consolidated statement of financial condition.

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

From time to time, the Partnership and its affiliates are involved in litigation, claims and arbitrations, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. The Partnership has established reserves for employee related litigation matters. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty. The Partnership is unable to estimate a possible loss or range of loss in connection with specific matters beyond its current accrual and any other amounts disclosed. Management believes that, based on currently available information, the final outcome of these current pending matters will not have a material adverse effect on the Partnership taken as a whole.

Risk and Uncertainties – The Partnership generates revenues by providing securities trading and brokerage services to institutional customers and by executing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

(In Thousands)

6. Related Party Transactions

Cantor and other affiliates provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for accounting, treasury, operations, human resources, legal and technology services. Additionally, other services provided by affiliates included occupancy of office space and utilization of fixed assets. The Partnership performed clearance and settlement services for affiliates.

An affiliate of the Partnership issues loans to employees of the Partnership which are either forgiven over a specified period of time or are to be repaid with distributions the employee earns on partnership units in BGC Holdings, L.P. ("BGCH"). The forgivable loans are recorded at historical value and are amortized over the term of the forgiveness period, which is generally three to four years. The Partnership is charged for the amortization, forgiveness or other compensation related expenses associated with such loans.

As of December 31, 2016, the Partnership had $249 outstanding employee forgivable loans and is included as Loans from employees in the Partnership's consolidated statement of financial condition.

The Partnership has a loan receivable from BGC in the amount of $52,892 which is included in Receivables from related parties in the Partnership's consolidated statement of financial condition. Interest is calculated daily at a rate of 300 basis points over LIBOR.

7. Income Taxes

As of December 31, 2016, the Partnership recorded a deferred tax asset of approximately $4,422 before a valuation allowance of approximately $2,656, including $903 in the current year. The deferred tax asset consists primarily of net operating losses and book-tax differences related to exchangeability of partnership units and accrued expenses. The difference between the effective tax rate and the U.S. federal statutory rate is due primarily to BGCF not being subject to federal tax.

The Partnership has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined that there were no material tax liabilities as of December 31, 2016. For the year ended December 31, 2016, the Partnership did not accrue any interest or penalties related to uncertain tax positions. The Partnership has been

(In Thousands)

7. Income Taxes (continued)

included in BGCP's U.S. federal, state and local tax returns. BGCP is presently under UBT examination for the 2008 through 2012 years. BGCP's U.S. federal and state and non-UBT local tax returns are no longer subject to examination by tax authorities for the years prior to 2013 and 2009, respectively.

8. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Partnership has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit balances included in SEC Customer Protection Rule ("Rule 15c3-3") arising from customer transactions, as defined. As a registered futures commission merchant, the Partnership is subject to Regulation 1.17 of the CFTC, which requires the Partnership to maintain minimum adjusted net capital equal to the greater of 8% of the customer and non-customer risk maintenance margin requirement or $1,000. At December 31,2016, the Partnership had net capital of $45,330, which was $43,968 in excess of its required net capital. In addition, the Partnership's membership in the Fixed Income Clearing Corporation ("FICC") requires it to maintain minimum excess regulatory net capital of $10,000 and partners' capital of at least $25,000.

The Partnership is also subject to the Rule 15c3–3. For the December 31, 2016 customer reserve computation, the Partnership segregated cash of $4,000 into a special reserve account for the exclusive benefit of customers, which is included in Cash segregated under federal and other regulations in the Partnership's statement of financial condition.

The Partnership is also required to perform a computation of rcserve requirements for Proprietary Accounts of Broker-Dealers ("PAB") pursuant to Rule 15c3–3. For the December 31, 2016 PAB reserve computation, the Partnership segregated qualified securities with a contract value of $54 into a special reserve account for the exclusive benefit of PAB customers.

The Partnership is also required in accordance with CFTC 1.10(d)(2)(ii) to disclose any changes in liabilities subordinated to claims of general creditors. The Partnership did not have any subordinated borrowings during the year ended December 31, 2016.

9. Financial Instruments and Off-Balance Sheet Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations and institutional investors. A substantial portion of the Partnership's transactions are fully collateralized and are executed with and on behalf of institutional investors including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership.

The Partnership monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Partnership has a policy of periodically reviewing the creditworthiness of each counterparty with which it conducts business.

10. Subsequent Events

The Partnership has evaluated subsequent events through the date the consolidated statement of financial condition was available to be issued. There have been no material subsequent events that would require recognition in this consolidated statement of financial condition or disclosure in the notes to the consolidated statement of financial condition.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

BGC Financial, L.P.
Year Ended December 31, 2016
With Report of Independent Registered Public Accounting Firm